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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                               ENGLE HOMES, INC.
                           (Name of Subject Company)

                               ENGLE HOMES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   292896107
                     (CUSIP Number of Class of Securities)

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                                 DAVID SHAPIRO
                               ENGLE HOMES, INC.
                        123 N.W. 13TH STREET, SUITE 300
                              BOCA RATON, FL 33432
                                 (561) 391-4012
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                             ---------------------

                                With copies to:

                              BRUCE E. MACDONOUGH
                                BRIAN H. BLANEY
                             GREENBERG TRAURIG, LLP
                       ONE E. CAMELBACK ROAD, SUITE 1100
                             PHOENIX, ARIZONA 85012
                                 (602) 263-2300

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Helios Acquisition Corp., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of Technical Olympic USA, Inc. ("Technical Olympic"), a Delaware corporation, to purchase all of the outstanding shares of Common Stock (as defined below) of Engle Homes, Inc., a Florida corporation (the "Company").

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Engle Homes, Inc., its principal executive offices are located at 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432 and its phone number is (561) 391-4012. This Schedule 14D-9 relates to the Company's common stock, par value $0.01 per share (the "Common Stock"). As of October 11, 2000, there were 10,871,539 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Tender Offer. This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated October 20, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock at a price (the "Offer Price") of $19.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 12, 2000, among the Company, Technical Olympic, and the Purchaser (the "Merger Agreement"), which provides for (i) the making of the Offer by the Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement, and (ii) the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each share of Common Stock, except for shares owned by Purchaser and any shareholder properly exercising dissenters' rights, if available, outstanding at the Effective Time (as defined in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $19.10 per share (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in Sections 1 and 11 of the Offer to Purchase and incorporated herein by reference.

     In connection with the Merger Agreement, certain senior executives of the Company as well as certain other shareholders of the Company have entered into a Stock Voting and Tender Agreement, dated as of October 12, 2000, with Technical Olympic and the Purchaser (the "Shareholders Agreement"), which, among other things and subject to certain exceptions, requires each such shareholder to tender his/her/its shares of Common Stock in the Offer. A copy of the Shareholders Agreement is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of the Purchaser and Technical Olympic are located at 1200 Soldiers Field Drive, Sugar Land, Texas 77479.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one
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hand and the Purchaser or its affiliates or the Company's executive officers, directors, or affiliates on the other hand.

     A summary of the material provisions of the Merger Agreement is included in Sections 1 and 11 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

     Certain contracts, arrangements, or understandings between the Company or its affiliates and certain of the Company's directors, executive officers, and affiliates are described in the Information Statement of the Company attached to this schedule as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

     In connection with the Merger Agreement, each of the Company's executive officers has entered into a new employment agreement with the Company (collectively the "New Employment Agreements"). In addition, as noted above, certain senior executives, as well as certain other shareholders, have entered into the Shareholders Agreement. Under the Shareholders Agreement, these persons have agreed to tender their shares of Common Stock into the Offer, have granted Technical Olympic an option to purchase their shares of Common Stock at a price of $19.10 per share (or, if applicable, any higher price payable pursuant to the Offer), have agreed to vote in favor of the Merger, and have granted the Purchaser a proxy in respect of such shares. For a description of these and certain other contracts, agreements, arrangements, or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company's executive officers, directors, or affiliates or (2) the Purchaser or its respective executive officers, directors, or affiliates, see Sections 10 and 11 of the Offer to Purchase, which is incorporated herein by reference.

     The Merger Agreement also provides that the rights to indemnification set forth in the Company's indemnification agreements with directors and the provisions of the Company's Articles of Incorporation will survive the Merger and continue in effect in accordance with their terms. In addition, Technical Olympic has agreed to provide, or to cause the Company to provide for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides for coverage for events occurring at or prior to the Effective Time (the "D & O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Technical Olympic and the Company will not be required to pay an annual premium for the D & O Insurance in excess of three times the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount.

     Each of the members of the Special Committee (as defined below) of the Board formed to consider the terms of the New Employment Agreements and to determine whether to recommend them to the full Board of Directors will receive a fee of $75,000, payable upon consummation of the Offer, for their services in connection with such committee.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a)  Solicitation Recommendation.

     At a meeting held on October 11, 2000, the Board unanimously (i) approved the Merger Agreement, the Offer, and the Merger, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, holders of shares of Common Stock, and (iii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer. Accordingly, the Board unanimously recommends that the shareholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of the Company's letter to the shareholders of the Company communicating the Board's recommenda-

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tion and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (b)(i)  Background of the Offer.

     From time to time, the Company has been the subject of informal inquiries regarding a possible acquisition or other business combination transaction. As a result, the Company determined to engage a financial advisor to assist the Company with these inquiries and any resulting transaction, and subsequently retained Salomon Smith Barney Inc. ("Salomon Smith Barney") to act as its exclusive financial advisor.

     In February 2000, at the direction of the Company, Salomon Smith Barney contacted several possible candidates for a business combination transaction. Two national homebuilders expressed initial indications of interest regarding a possible transaction and the Company entered into confidentiality agreements with each of these parties. During March 2000, information was exchanged and representatives of the Company discussed possible transactions with these parties.

     In April 2000, one of the homebuilders (the "Homebuilder") indicated a willingness to discuss an acquisition of all outstanding shares of the Company's Common Stock for $15.75 per share, payable 50% in cash and 50% in an equity-related security. Representatives of the Homebuilder and the Company thereafter met in Las Vegas, Nevada, where preliminary discussions were conducted. In May 2000, the Homebuilder submitted a term sheet and representatives of both companies commenced negotiation of definitive agreements. However, in late May, the Homebuilder telephonically informed the Company that, based on then current economic conditions, it was unwilling to incur additional indebtedness. As a result, the Company's discussions with the Homebuilder terminated.

     Subsequent to the termination of discussions with the Homebuilder, the Company received a number of additional inquiries regarding a possible business combination transaction. With the exception of proposals from Technical Olympic and another national homebuilder (the "Second Homebuilder"), none of these inquiries progressed to a serious exploration of any such transaction.

     In late June 2000, representatives of Technical Olympic expressed to the Company's financial advisor Technical Olympic's interest in pursuing discussions regarding a possible acquisition transaction with the Company. The initial inquiries of Technical Olympic were regarding a possible acquisition of a controlling block of the Company's Common Stock.

     In July 2000, the Company and Technical Olympic agreed to exchange information under a confidentiality arrangement. On July 18, 2000, representatives of Technical Olympic and members of the Company's senior management team met in Miami, Florida to discuss a potential acquisition transaction and, shortly thereafter, additional information was provided.

     In August 2000, the Second Homebuilder provided a written indication of interest in a stock-for-stock acquisition transaction that would provide the Company's shareholders with between approximately $14.30 and $17.05 in value per share of Company Common Stock. Although the Company indicated such price range would be inadequate, discussions regarding a possible transaction continued.

     On August 24, 2000, Technical Olympic provided the Company with a non-binding preliminary term sheet indicating a possible purchase price of $215 million for the Company.

     In August 2000, the Company, through its financial advisor, had further discussions with the Second Homebuilder regarding valuation and provided the Second Homebuilder with the opportunity to increase its initial proposal. The Second Homebuilder indicated that it would not increase its offer at that time and discussions were mutually terminated.

     On August 28, 2000, the Company executed an agreement to negotiate exclusively with Technical Olympic through September 30, 2000. A revised preliminary term sheet was also provided by Technical Olympic, which formed the basis for further discussions regarding a proposed transaction.

     Throughout September 2000, Technical Olympic conducted an extensive due diligence investigation of the Company and its subsidiaries, and representatives of the Company and Technical Olympic negotiated the
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terms of the Merger Agreement. In addition, at the insistence of the Company,
Technical Olympic provided the Company with a firm commitment letter from its lender with respect to the proposed borrowings required to fund the Offer and the Merger. On September 30, 2000, the Company extended the Technical Olympic exclusive negotiating period through October 12, 2000.

     As a condition to Technical Olympic's consideration of an acquisition transaction, Technical Olympic, the Company and representatives of the Company's executive officers and division presidents entered into negotiations for the New Employment Agreements. In addition, representatives of Technical Olympic and certain shareholders of the Company negotiated the Shareholders Agreement.

     On October 6, 2000, the Board held a special meeting to review and discuss with the Company's management and legal and financial advisors the latest terms of the proposed acquisition and the applicable agreements. The Board also appointed a special committee (the "Special Committee") of three independent directors to consider the terms of the New Employment Agreements described in
Item 3 of this Schedule 14D-9 and to determine whether to recommend them to the full Board.

     At a meeting held on October 10, 2000, in Boca Raton, Florida, the Board met again to consider the proposed transaction with Technical Olympic. At this meeting, Salomon Smith Barney reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger, the process undertaken in prior months to solicit indications of interest from other potential acquirors and the results of that process. Also at this meeting, Greenberg Traurig, the Company's counsel, gave an update with respect to various legal aspects of the transaction. The Board authorized representatives of the Company to continue with negotiations. In addition, the Special Committee recommended that the Board approve the New Employment Agreements, and the Board unanimously approved such agreements.

     On the evening of October 11, 2000, the Board held a telephonic meeting to further consider the Technical Olympic offer. Representatives of the Company's senior management team and legal and financial advisors provided an update with respect to the terms and proposed timing of the transaction, as well as the terms and status of the financing to be obtained by Technical Olympic for the Offer and the Merger. In addition, Salomon Smith Barney rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated October 12, 2000, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $19.10 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Technical Olympic and its affiliates) was fair, from a financial point of view, to such holders. At the conclusion of this meeting, the Board unanimously approved the Offer, the Merger and the Merger Agreement, determined that the Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company's shareholders, and recommended that the shareholders accept the Offer and tender their shares pursuant thereto.

     Early on October 12, 2000, Technical Olympic provided representatives of the Company with a signed updated commitment letter from Technical Olympic's lenders for the debt financing required for consummation of the transactions contemplated by the Merger Agreement, as well as evidence that the required equity contribution or intercompany loan of at least $80.0 million had been obtained. The Merger Agreement was thereafter finalized and executed prior to the opening of trading on October 12, 2000, and a joint press release announcing the proposed Offer and the Merger was issued.

     On October 20, 2000, the Purchaser commenced the Offer.

     For additional information regarding the background of the Offer, see
Section 10 of the Offer to Purchase which is incorporated herein by reference.

     (b)(ii)  Reasons.

     In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

     - The Board's knowledge of the Company's business, operations, prospects, projected financial performance, and competitive position and current trends in the homebuilding industry;
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     - the financial and other terms and conditions of the Offer and the Merger
       Agreement and the fact that they were the product of arm's-length negotiations between the parties;

     - the fact that the $19.10 per share price to be received by the Company's shareholders in the Offer and the Merger represents a substantial premium over the historical trading prices for the Company's Common Stock in the last three years, including a premium over the closing market price of $15.75 per share on October 11, 2000, the last full trading day prior to the Board's approval of the Merger Agreement;

     - the fact that the Offer and the Merger provide for a prompt cash tender offer for all of the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;

     - the results of the process undertaken on behalf of the Company to identify and solicit indications of interest from selected potential acquirors with respect to a possible business combination or similar transaction with the Company, including the fact that no potential acquiror or strategic partner contacted had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those in the Offer and the Merger;

     - the financial presentation of Salomon Smith Barney, including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $19.10 per share cash consideration to be received in the Offer and the Merger by the holders of Common Stock (other than Technical Olympic and its affiliates). The full text of Salomon Smith Barney's written opinion, dated October 12, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex B and is incorporated herein by reference. SALOMON SMITH BARNEY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $19.10 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF COMMON STOCK (OTHER THAN TECHNICAL OLYMPIC AND ITS AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     - the fact that Alec Engelstein, Harry Engelstein and members of their families (the Company's principal shareholders and beneficial owners of approximately 34% of the Company's outstanding Common Stock) indicated that they were prepared to endorse the Merger Agreement, and that Alec Engelstein, Harry Engelstein and such other shareholders expressly agreed to tender all of their shares in the Offer;

     - the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation and financial condition of Technical Olympic, increased the likelihood that the proposed Offer and Merger would be consummated;

     - the advice of the Company's legal advisors with respect to the terms of the Merger Agreement, the Offer and the Merger;

     - the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations;

     - the fact that the Company may terminate the Merger Agreement in order to approve a tender offer for the shares or other proposed business combination by a third party on terms more favorable to the Company's shareholders than the Offer and the Merger, upon the payment to Technical Olympic of a $8.5 million termination fee plus up to $3.0 million in expenses; and

     - the Board's belief, based upon the Company's negotiations with Technical Olympic, that the Company would continue to operate largely intact after the Merger, and that the Merger would likely not have an adverse effect on the Company's relationships with its employees and customers.
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     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

     (c)  Intent to Tender.

     Pursuant to the Shareholders Agreement, Alec Engelstein, Harry Engelstein, David Shapiro and certain trusts for the benefit of Alec Engelstein's and Harry Engelstein's children and grandchildren have agreed to tender their shares of Common Stock and, to the Company's knowledge after reasonable inquiry, the Company's other executive officers, directors, and affiliates currently intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. Except in the case of the Shareholders Agreement, the foregoing does not include Common Stock over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained Salomon Smith Barney to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney for its services, upon consummation of the Offer and the Merger, an aggregate fee equal to a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The aggregate fee payable to Salomon Smith Barney is currently estimated to be approximately $4.1 million. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney in the past has provided services to the Company unrelated to the Offer and the Merger, for which services Salomon Smith Barney has received customary compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and affiliates of Technical Olympic for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director, or affiliate of the Company has effected a transaction in shares of Common Stock.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to:

     - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person;

     - an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company;

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     - a purchase, sale, or transfer of a material amount of assets of the
       Company or any subsidiary of the Company; or

     - any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

     Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     (a)  Florida Business Corporation Act.

     Under the Florida Business Corporation Act (the "FBCA"), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 80% of the outstanding shares of Common Stock, a vote of the Company's shareholders is required under the FBCA, and a longer period of time will be required to effect the Merger.

     No appraisal rights are available in connection with the Offer. Appraisal rights may be available to connection with the Merger. See Section 11 of the Offer to Purchase, which is incorporated herein by reference.

     For information regarding the inapplicability to the Offer and the Merger of certain anti-takeover provisions of the FBCA. See Section 15 of the Offer to Purchase, which is incorporated herein by reference.

     (b)  Regulatory Approvals.

     For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, see Section 15 of the Offer to Purchase, which is incorporated herein by reference.

     (c)  Information Provided Pursuant to Rule 14f-1 Under the Exchange Act.

     The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company's shareholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

     (d)  Forward-Looking Statements.

     This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning the Company's operations, economic performance, financial condition and growth prospects. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "should," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including uncertainty related to acquisitions, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, availability of raw materials, competition, volatility of stock price, and those factors described in this and other Company filings with the SEC.

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     (e)  Other Material Information.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

         *+(a)(1)        -- Offer to Purchase dated October 20, 2000.
         *+(a)(2)        -- Letter of Transmittal.
          *(a)(3)        -- Letter to shareholders of the Company dated October 20,
                            2000.
         ++(a)(4)        -- Joint Press Release issued by the Company and Technical
                            Olympic on October 12, 2000.
          +(a)(5)        -- Joint Press Release issued by the Company and Technical
                            Olympic on October 20, 2000.
          +(a)(5)        -- Form of Summary Advertisement dated October 20, 2000.
          +(e)(1)        -- Agreement and Plan of Merger, dated as of October 12,
                            2000, by and among the Company, Technical Olympic and the
                            Purchaser.
          +(e)(2)        -- Stock Voting and Tender Agreement, dated as of October
                            12, 2000, by and among the Purchaser, Technical Olympic
                            and certain shareholders of the Company.
       +++*(e)(3)        -- Opinion of Salomon Smith Barney Inc. dated October 12,
                            2000.
          +(e)(4)        -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Alec Engelstein (including a
                            Non-Competition Agreement in the form attached as Exhibit
                            A).
          +(e)(5)        -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Harry Engelstein.
          +(e)(6)        -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and John A. Kraynick.
          +(e)(7)        -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Lawrence R. Shawe.
          +(e)(8)        -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and David Shapiro.
          +(e)(9)        -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Paul M. Leikert.

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  *   Included in materials delivered to shareholders of the Company.

  + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated October 20, 2000, and incorporated herein by reference.

 ++ Filed as an exhibit to the Company's Schedule 14D-9-C on October 12, 2000, and incorporated herein by reference.

+++   Included as Annex B to this Schedule 14D-9.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ENGLE HOMES, INC.

                                            By:     /s/ ALEC ENGELSTEIN
                                              ----------------------------------
                                              Name:  Alec Engelstein
                                              Title: President and Chief
                                                     Executive Officer

October 20, 2000

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                                                                         ANNEX A

                               ENGLE HOMES, INC.
                        123 N.W. 13TH STREET, SUITE 300
                           BOCA RATON, FLORIDA 33432

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

     This Information Statement is being mailed on or about October 20, 2000, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Engle Homes, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.

     The Company, Technical Olympic USA, Inc. ("Technical Olympic") and Helios Acquisition Corp. (the "Purchaser") entered into an Agreement and Plan of Merger, dated as of October 12, 2000 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on November 17, 2000.

     The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. As of October 11, 2000, there were 10,871,539 shares of Common Stock outstanding. The Board currently consists of seven members. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of and payment for any shares of Common Stock by the Purchaser pursuant to and subject to the conditions (including the Minimum Condition (as defined in the Merger Agreement), which condition may not be waived by the Purchaser) of the Offer, the Purchaser shall be entitled to require the Company to cause persons designated by Technical Olympic and the Purchaser (the "Purchaser Designees") to become members of the Board in such numbers rounded up to the next whole number as is proportionate to the ratio that the number of the shares of Common Stock accepted for payment by Purchaser or Technical Olympic bears to the number of outstanding shares of Common Stock of the Company, subject to compliance with
Section 14(f) of the Exchange Act; provided, however, that prior to the Effective Time the Board shall always have at least two directors (the "Independent Directors") who are neither officers of Purchaser or Technical Olympic nor designees, shareholders, or affiliates of Purchaser or Technical Olympic or Technical Olympic's affiliates; and, provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be a current or former officer or affiliate of Purchaser or Technical Olympic or any of Technical Olympic's affiliates, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. The Purchaser has informed the Company that each of the individuals listed below has consented to act as a director, if so designated.

     The name, age, position with Technical Olympic or an affiliate, and five-year employment history of each of the Purchaser Designees is set forth below. The business address of each Purchaser Designee is 20 Solomou Street, Ana Kalamaki, Athens, Greece 17456.

                NAME                   AGE  POSITION WITH PURCHASER OR AFFILIATE AND FIVE-YEAR EMPLOYMENT HISTORY
                ----                   ---  ---------------------------------------------------------------------
Constantinos Stengos.................  64   Chairman and Managing Director, Technical Olympic S.A. since 1965;
                                            Director, Technical Olympic (UK) Plc since November 1999; Director and President, Technical Olympic USA, Inc. since November 1999;
                                            Director and President, Helios Acquisition Corp. since October 2000;
                                            Chairman, Newmark Homes Corp. since December 1999.

Zoi Stengou..........................  65   Director and Vice President, Technical Olympic S.A. since 1992;
                                            Director and Vice President, Technical Olympic (UK) Plc since
                                            November 1999; Director and Vice President, Technical Olympic USA,
                                            Inc. since January 2000. Mrs. Stengou is the wife of Constantinos
                                            Stengos and the mother of Chrissi Stengou and Marianna Stengou.

Chrissi Stengou......................  31   Architectural Works Director since 1998 and Public Relations Manager from 1993 to 1998, Technical Olympic S.A. Ms. Stengou is the daughter of Constantinos Stengos and Zoi Stengou and the sister of Marianna
                                            Stengou.

Marianna Stengou.....................  23   Public Relations Director, Technical Olympic S.A. since December
                                            1999; student prior to December 1999. Ms. Stengou is the daughter of
                                            Constantinos Stengos and Zoi Stengou and the sister of Chrissi
                                            Stengou.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning the Company's current directors and executive officers as of October 10, 2000, is as follows:

NAME                                        AGE                  POSITION(S)
----                                        ---                  -----------
Alec Engelstein...........................  70    Chairman of the Board, President, and
                                                  Chief Executive Officer
Harry Engelstein..........................  65    Executive Vice President, Chief
                                                  Construction Officer, and Director
John A. Kraynick..........................  46    Executive Vice President and Director
Lawrence R. Shawe.........................  45    Senior Vice President -- Sales and
                                                  Marketing
David Shapiro.............................  45    Vice President -- Finance, Chief Financial
                                                    Officer and Director
Paul M. Leikert...........................  44    Senior Vice President -- Chief Accounting
                                                    Officer
Henry H. Fishkind, Ph.D...................  51    Director
Ronald J. Korn............................  60    Director
Alan L. Shulman...........................  68    Director

     Alec Engelstein, a co-founder and Chairman of the Board of the Company, has served as its President and Chief Executive Officer since its organization in August 1982. Alec Engelstein has over 37 years of experience in the homebuilding industry and has been actively engaged as a homebuilder in southeast Florida since 1969.

     Harry Engelstein, a co-founder and director of the Company and Alec Engelstein's brother, has served as Executive Vice President and Chief Construction Officer since the Company's inception in August 1982. Harry Engelstein has over 32 years of experience in home construction.

     John A. Kraynick has served as a Vice President of the Company since August 1986, was appointed Senior Vice President in July 1991, and appointed Executive Vice President in December 1998. Mr. Kraynick is responsible for administrative matters and coordinating the Company's compliance with federal, state, and local regulatory requirements. Mr. Kraynick has over 21 years of experience in the homebuilding industry.

     Lawrence R. Shawe has served as the Company's Vice President -- Sales and Marketing since April 1986, and was appointed Senior Vice President Sales and Marketing in December 1998. Mr. Shawe joined the Company in April 1984, and since such time has been responsible for the Company's sales and marketing efforts. Mr. Shawe has over 19 years of experience in the homebuilding industry.

     David Shapiro joined the Company in June 1991, has served as the Company's Chief Financial Officer since July 1991, was appointed Vice President -- Finance in October 1991, and was appointed as a director on December 17, 1997. David Shapiro is Alec Engelstein's son-in-law.

     Paul M. Leikert has served as the Vice President -- Chief of Accounting since March 1994, was appointed Vice President -- Chief Accounting Officer in January 1995, and was appointed Senior Vice President -- Chief Accounting Officer in December 1998. Mr. Leikert is a certified public accountant and has over 15 years of experience in the homebuilding industry.

     Henry H. Fishkind, Ph.D., has served as a director of the Company since October 1991, and is a member of the Compensation and Audit Committees of the Board of Directors. Dr. Fishkind has served as President of Fishkind & Associates, Inc., an economic and financing consulting firm based in Orlando, Florida, since 1988. From January 1984 until December 1987, Dr. Fishkind served as president of M.G. Lewis Econometrics, Inc., the research subsidiary of an investment banking firm based in Winter Park, Florida. Dr. Fishkind also serves as a director of Summit Properties.

     Ronald J. Korn, chairman of the Compensation and Audit Committees of the Board of Directors, has served as a director of the Company since October 1991. Since July 1991, Mr. Korn has served as President of Ronald Korn Consulting, a business consulting firm, and as Chairman of the Board of Carole Korn

Interiors, Inc., an interior design firm. From August 1985 until June 1991, Mr. Korn served as the managing partner of the Miami office of KPMG Peat Marwick, a nationally recognized firm of independent public accountants. Mr. Korn serves as a director of Mansur Industries, Inc., which develops and produces self-contained recycling industrial parts washers. He is also a director of Horizon Bank, FSB, a Federal Savings Bank. Mr. Korn served as a director of Magicworks Entertainment, Inc. from 1996 until September 1998, when Magicworks was acquired by a subsidiary of SFX Entertainment. Mr. Korn served as a director of Vacation Break USA, Inc. from December 1995 to December 1997, when Vacation Break merged with Fairfield Communities, Inc.

     Alan L. Shulman was appointed as a director of the Company on December 17, 1997. Mr. Shulman is currently a private investor. Mr. Shulman served on the board of directors of Island National Bank in Palm Beach, Florida from its inception in 1989 until April 1, 1997, when the bank was sold, and currently serves on the board of directors of CV Reit, Inc., a New York Stock Exchange listed Company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the Company's fiscal year ended October 31, 1999, the Board held four meetings and took certain actions by written consent. During the 1999 fiscal year, no director attended fewer than 75% of the aggregate of (1) the number of meetings of the Board held during the period he served on the Board, and (2) the number of meetings of committees of the Board held during the period he served on such committees.

     The only committees of the Board are the Audit Committee, the Compensation Committee and the Special Committee formed to consider the terms of the New Employment Agreements. The Board does not have a nominating or similar committee.

AUDIT COMMITTEE

     Messrs. Fishkind and Korn are the current members of the Audit Committee, which held two meetings during the 1999 fiscal year. The duties and responsibilities of the Audit Committee include (1) recommending to the Board the appointment of the Company's auditors and any termination of engagement, (2) reviewing the plan and scope of audits, (3) reviewing the Company's significant accounting policies and internal controls, (4) having general responsibility for all related auditing matters, and (5) reporting its recommendations and findings to the full Board. The members of the Audit Committee are "independent" within the meaning of the National Association of Securities Dealers' listing standards.

COMPENSATION COMMITTEE

     Messrs. Fishkind and Korn are the current members of the Compensation Committee, which held one meeting during the 1999 fiscal year. The Compensation Committee reviews and approves the compensation of the Company's executive officers and administers the Company's stock option plan and performance bonus plan.

SPECIAL COMMITTEE

     Messrs. Fishkind, Korn, and Schulman are the current members of the Special Committee, which held no meetings during the 1999 fiscal year. The Special Committee was formed in October 2000 to consider the terms of the New Employment Agreements and determine whether to recommend them to the full Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is comprised of Messrs. Fishkind and Korn. No member of the Compensation Committee was during the last fiscal year, nor has ever been, an officer or employee of the Company.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth, for the fiscal years ended October 31, 1999, 1998, and 1997, respectively, the aggregate compensation paid to the Company's Chief Executive Officer and the four other most highly compensated officers of the Company (the Chief Executive Officer and such other executive officers are sometimes referred to herein as the "Named Executive Officers").

                                                                           LONG-TERM
                                                                         COMPENSATION
                                              ANNUAL COMPENSATION(1)    ---------------
                                     FISCAL   -----------------------      NUMBER OF         ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR      SALARY       BONUS      OPTIONS GRANTED   COMPENSATION(2)
---------------------------          ------   ----------   ----------   ---------------   ---------------
Alec Engelstein....................   1999     $500,000     $500,000            --            $5,353
  Chairman of the Board,              1998     $370,833     $300,000            --            $5,353
  President and Chief Executive       1997     $338,417     $193,750            --            $4,700
  Officer

Harry Engelstein...................   1999     $293,333     $295,000        25,000            $2,725
  Executive Vice President and        1998     $254,167     $147,500            --            $2,725
  Chief Construction Officer          1997     $223,200     $105,000            --            $2,775

John A. Kraynick...................   1999     $245,000     $300,000        20,000            $7,183
  Executive Vice President            1998     $216,667     $227,500        80,000            $7,183
                                      1997     $195,227     $105,000            --            $6,381

Lawrence R. Shawe..................   1999     $230,000     $120,000        20,000            $8,006
  Senior Vice President --            1998     $175,000     $117,500        80,000            $8,006
  Sales & Marketing                   1997     $161,667     $ 60,000            --            $5,936

Paul M. Leikert....................   1999     $205,000     $110,000        25,000            $2,256
  Senior Vice President --            1998     $175,000     $ 91,250        20,000            $2,947
  Chief Accounting Officer            1997     $147,950     $ 41,250            --            $6,400

---------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such column. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than 10% of the total of annual salary and bonus of such officer.

(2) Represents contributions made by the Company to the Company's 401(k) plan.

PRIOR EMPLOYMENT AGREEMENT

     Effective November 1, 1998, the Company entered into an employment agreement with Alec Engelstein, the Chairman of the Board, President and Chief Executive Officer of the Company (the "Employment Agreement"). The Employment Agreement has a term of five years and expires in October 2003. As amended effective July 1, 2000, the Employment Agreement provides for an annual base salary to Mr. Engelstein of $750,000, subject to increases at the discretion of the Compensation Committee. In addition, the Employment Agreement provides that the base salary will be increased, but not decreased, by that percentage by which the Consumer Price Index, for the Palm Beach, Florida area, for the immediately preceding calendar year exceeds such index for the next preceding calendar year.

     The Employment Agreement provides for an annual bonus to Mr. Engelstein based on objective performance standards. Mr. Engelstein would be eligible to receive bonuses for each fiscal year of the Company only in the event that the Company's Adjusted Pre-Tax Income (as defined below) equals or exceeds 10% of the Average Stockholders' Equity (as defined below) for such fiscal year (the "Goal"). If the Goal is met, Mr. Engelstein would receive a bonus for such fiscal year equal to the sum of (1) 1% of 10% of the Company's Adjusted Pre-Tax Income for the year plus (2) 2.5% of the amount by which the Adjusted Pre-Tax Income exceeds 10% of the Adjusted Pre-Tax Income for such fiscal year. "Adjusted Pre-Tax

Income" means the Company's income or loss before income taxes, extraordinary gains or losses and cumulative effect of the accounting changes plus any amounts paid or accrued for bonuses payable to Mr. Engelstein pursuant to the Employment Agreement. "Average Stockholders' Equity" means the average of the Company's year-end stockholders' equity for the two fiscal years preceding the fiscal year of the Company for which the bonus is being determined.

     Under the Employment Agreement, Mr. Engelstein may elect to receive payment of all or any portion of the incentive compensation payable for any fiscal year in the form of cash or shares of Common Stock of the Company, valued based upon the average closing price for the Company's Common Stock as reported on the Nasdaq National Market during the last calendar month of the fiscal year for which the bonus is being determined. The incentive compensation shall be paid to Mr. Engelstein within two and one-half months after the end of the fiscal year for which it is payable.

     At the 1999 annual meeting of the Company, the shareholders approved the material terms of the performance goals relating to the incentive compensation provisions of the Employment Agreement. Therefore, all incentive compensation paid to Mr. Engelstein pursuant to the Employment Agreement would be deductible by the Company for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Employment Agreement also contains certain non-competition covenants and covenants against solicitation of clients and employees for a competitive business and provides for certain payments to Mr. Engelstein upon his termination.

NEW EMPLOYMENT AGREEMENTS

     In connection with the Merger Agreement, a number of officers of the Company, including those described above, have entered into New Employment Agreements with the Company. For a description of these New Employment Agreements, see Section 11 of the Offer to Purchase, which is incorporated herein by reference.

STOCK OPTION PLAN

     Under the Company's 1991 Stock Option Plan (as amended, the "Plan"), 1,000,000 shares of Common Stock are reserved for issuance upon the exercise of stock options. The Plan is designed as a means to retain and motivate key employees. The Compensation Committee administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers and directors who are employees of the Company.

     The Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Code) and nonqualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. The Plan also authorizes the Company to make loans to optionees to enable them to exercise their options. Such loans must (1) provide for recourse to the optionee, (2) bear interest at a rate not less than the prime rate of interest of the Company's principal lender, and (3) be secured by the shares of Common Stock purchased.

     The following table sets forth certain information concerning grants of options to purchase Common Stock made during the 1999 fiscal year to the Named Executive Officers.

         INDIVIDUAL OPTION GRANTS IN FISCAL YEAR ENDED OCTOBER 31, 1999

                                               INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                               --------------------------------------------------     VALUE AT ASSUMED
                               NUMBER OF     % OF TOTAL                             ANNUAL RATES OF STOCK
                               SECURITIES     OPTIONS                                PRICE APPRECIATION
                               UNDERLYING    GRANTED TO    EXERCISE                  FOR OPTION TERM(2)
                                OPTIONS     EMPLOYEES IN   PRICE PER   EXPIRATION   ---------------------
NAME                           GRANTED(1)   FISCAL YEAR      SHARE        DATE         5%          10%
----                           ----------   ------------   ---------   ----------   ---------   ---------
Harry Engelstein.............    25,000         20.8%       $10.88      3/15/09     $171,000    $433,500
John A. Kraynick.............    20,000         16.7%       $10.88      3/15/09     $136,800    $346,800
Lawrence A. Shawe............    20,000         16.7%       $10.88      3/15/09     $136,800    $346,800
Paul M. Leikert..............    25,000         20.8%       $10.88      3/15/09     $171,000    $433,500

---------------

(1) All such options were granted under the Company's 1991 Stock Option Plan and become exercisable at the rate of 20% per year commencing one year from the date of grant, with full vesting occurring on the fifth anniversary of the grant date.

(2) In accordance with the rules of the Securities and Exchange Commission (the "SEC"), the potential realizable values for such options shown in the table are based on the exercise price per share and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumed rates of appreciation do not represent the Company's estimate or projection of the appreciation of shares of Common Stock of the Company.

              AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED
               OCTOBER 31, 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information concerning the exercise in fiscal 1999 of options to purchase Common Stock by the Named Executive Officers and the unexercised options to purchase Common Stock held by such individuals at October 31, 1999.

                                                       NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                               SHARES                 UNDERLYING UNEXERCISED             IN-THE-MONEY
                              ACQUIRED                    OPTIONS AT 1999               OPTIONS AT 1999
                                 ON       VALUE           FISCAL YEAR END           FISCAL YEAR END ($)(1)
                              EXERCISE   REALIZED   ---------------------------   ---------------------------
                                (#)        ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                              --------   --------   -----------   -------------   -----------   -------------
Alec Engelstein.............     0          0         272,000         8,000         $36,160        $9,040
Harry Engelstein............     0          0         111,000        29,000         $18,080        $4,520
John A. Kraynick............     0          0          54,900        88,000         $10,057        $4,520
Lawrence R. Shawe...........     0          0          62,000        88,000         $18,080        $4,520
Paul M. Leikert.............     0          0          12,000        43,000         $ 9,040        $2,260

---------------

(1) Based on the closing price of the Common Stock on October 29, 1999 ($10.13) as reported on the Nasdaq National Market System.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Under rules established by the SEC, the Compensation Committee is required to provide a report explaining the rationale and considerations that led to fundamental compensation decisions affecting the Company's executive officers (including the Named Executive Officers) during the past fiscal year.

     The three primary components of the Company's executive compensation are salary, bonus, and stock options. These components are designed to facilitate fulfillment of the compensation objectives of the Board and the Compensation Committee, which objectives include (1) attracting and retaining competent manage-ment, (2) rewarding management for short and long term accomplishments, (3) aligning the interests of management with those of the Company's shareholders, and (4) relating management compensation to the achievement of Company goals and the Company's performance.

     Fiscal 1999 salary and bonus for the Company's executive officers were determined and approved by the Compensation Committee in December 1998. The Compensation Committee's determination of fiscal 1999 salary and bonus for the Company's executive officers other than Alec Engelstein was made after reviewing and considering a number of factors, including each officer's level of job responsibility, each officer's level of performance (with respect to specific areas of responsibility and on an overall basis), achievement of Company goals, Company performance during the 1998 fiscal year, compensation levels at competitive companies, the Company's historical compensation levels, and the Chief Executive Officer's recommendations regarding fiscal 1999 compensation. Although Company performance was one of the factors considered, the Compensation Committee's decisions were based upon an overall review of the relevant factors, and there was no specific relationship or formula by which compensation was tied to Company performance. The Compensation Committee's decisions were generally in accordance with the Chief Executive Officer's recommendations.

     It is the Compensation Committee's practice periodically to grant stock options to executive officers and other key management employees. The Compensation Committee believes that stock options serve to link closely management and shareholder interests and motivate executives to make long-term decisions and investments that will serve to increase the long-term total return to shareholders. Vesting provisions also serve to provide long-term incentives to retain key executive officers. Awards of stock options to executive officers are intended to be consistent with competitive practice, with the ultimate value received by option holders directly linked to increases in the Company's stock price. In determining the grant of stock options, the Compensation Committee considers various subjective factors primarily relating to the responsibilities of the individual officers, and also to their expected future contributions and the number of shares owned by the officer or which continue to be subject to vesting under outstanding options. During fiscal 1999, stock options were granted to the Named Executive Officers listed in the Option Grants Table above and to certain other key management employees.

     In December 1998, the Compensation Committee adopted, and in February 1999 the shareholders approved, the Employment Agreement which governs the terms and conditions of the employment of Alec Engelstein, the Company's Chairman of the Board, President, and Chief Executive Officer, including Alec Engelstein's salary and bonus for fiscal 1999. The Employment Agreement is designed to provide Mr. Engelstein with annual incentive compensation based on the achievement of specific performance objectives linked to shareholder return and provide for exemption from limits on the ability of the Company to deduct executive compensation. Accordingly, Mr. Engelstein's base salary for fiscal 1999 was determined pursuant to the terms of the Employment Agreement. The Compensation Committee considered the Company's fiscal 1998 earnings and other performance measures in determining Alec Engelstein's bonus, but there was no specific relationship or formula by which Mr. Engelstein's bonus compensation was tied to Company performance. For fiscal 1999 and years subsequent, the bonus will be determined based on the goals set forth in the Employment Agreement.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's outstanding Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock. Such persons are required by SEC regulations to furnish the Company with copies of all such reports they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners have been complied with.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company as of October 10, 2000, by
(1) each of the "Named Executive Officers" (as defined above in "Executive Compensation -- Summary Compensation Table"), (2) each other director of the Company, (3) all directors and executive officers of the Company as a group, and
(4) each person known by the Company to be a beneficial owner of more than 5% of the Common Stock.

                                                             AMOUNT AND NATURE OF         PERCENT OF
NAME OF BENEFICIAL OWNER                                    BENEFICIAL OWNERSHIP(1)   OUTSTANDING SHARES
------------------------                                    -----------------------   ------------------
Alec Engelstein...........................................         3,188,780(2)              28.6%
Harry Engelstein..........................................           762,219(3)               6.9%
John A. Kraynick..........................................           105,455(4)            *
Lawrence R. Shawe.........................................           102,000(5)            *
David Shapiro.............................................           288,875(6)            *
Paul M. Leikert...........................................            29,300(7)            *
Henry H. Fishkind, Ph.D...................................             1,400               *
Ronald J. Korn............................................             7,499               *
Alan Shulman..............................................             5,000               *
All directors and executive officers as a group (9
  persons)................................................         4,490,528(8)              38.9%

FMR Corp. ................................................         1,458,700(9)              13.4%
  82 Devonshire Street
  Boston, Massachusetts 02109

Heartland Advisors, Inc. .................................         1,259,100(9)              11.6%
  789 North Water Street
  Milwaukee, Wisconsin 53202

Dimensional Fund Advisors, Inc. ..........................           638,100(9)               5.9%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------

  *  Represents less than 1%.

 (1) Unless otherwise indicated, each person has sole voting and investment power with respect to such shares. Unless otherwise indicated, each person's address is 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432.

 (2) Includes 232,468 shares held of record by Sheila Engelstein, Alec Engelstein's wife, and 280,000 shares issuable upon exercise of outstanding options.

 (3) Includes 120,000 shares issuable upon exercise of outstanding options.

 (4) Includes 94,900 shares issuable upon exercise of outstanding options.

 (5) Reflects 102,000 shares issuable upon exercise of outstanding options.

 (6) Includes 36,000 shares issuable upon exercise of outstanding options, 60,825 shares held of record by Debra Shapiro, David Shapiro's wife, and 190,550 shares held in irrevocable trusts for the benefit of Alec Engelstein's and Harry Engelstein's children and grandchildren. David Shapiro is a trustee of such trusts with shared voting and dispositive power.

 (7) Includes 27,000 shares issuable upon exercise of outstanding options.

 (8) Includes an aggregate of 659,900 shares issuable upon exercise of outstanding options and 190,550 shares held in irrevocable trusts for the benefit of Alec Engelstein's and Harry Engelstein's children and grandchildren. David Shapiro is a trustee of such trusts with shared voting and dispositive power.

 (9) This disclosure is based solely upon information set forth in a Schedule 13G with respect to the indicated shareholder's ownership as of December 31, 1999.

                         CHANGE IN CONTROL ARRANGEMENTS

     The Merger Agreement and the Shareholders Agreement executed in connection with such agreement are expected to result in a change in control of the Company. See Section 11 of the Offer to Purchase, which is incorporated herein by reference.

                               PERFORMANCE GRAPH

     The following graph compares the cumulative total shareholder return on the Company's Common Stock from October 29, 1994 through October 31, 1999, based on the market price of Common Stock and assuming reinvestment of dividends, with
(1) the Nasdaq Stock Market index prepared by the Center for Research in Security Prices ("CRSP") and (2) CRSP's index for General Building
Contractors -- Residential Buildings (SIC Industry Group No. 152).


                              [Performance Graph]


                     COMPARISON OF CUMULATIVE TOTAL RETURN

--------------------------------------------------------------------------------
                        10/94     10/95     10/96     10/97     10/98     10/99
--------------------------------------------------------------------------------
 Engle Homes              100     104.2      84.9     184.9     160.5     128.3
 CRSP Index for
  Nasdaq Stock
  Market (US Companies)   100     134.6     158.9     209.2     234.1     390.8
 CRSP Index for General
  Building Contractors--
  Residential Buildings   100     106.7     112.3     135.8     140.5      97.2
--------------------------------------------------------------------------------

Notes:

     A. The lines represent annual index levels derived from compounded daily returns that include all dividends.

     B. If the annual interval, based on the fiscal year end, is not a trading day, the preceding trading day is used.

     C. The index level for all series was set to 100 on October 31, 1994.

                                                                         ANNEX B

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

October 12, 2000

The Board of Directors
Engle Homes, Inc.
123 N.W. 13th Street, Suite 300
Boca Raton, Florida 33432

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Engle Homes, Inc. ("Engle") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 12, 2000 (the "Merger Agreement"), among Technical Olympic USA, Inc. ("Technical Olympic"), Helios Acquisition Corp., a wholly owned subsidiary of Technical Olympic ("Sub"), and Engle. As more fully described in the Merger Agreement, (i) Technical Olympic will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Engle ("Engle Common Stock") at a purchase price of $19.10 per share, net to the seller in cash without interest (the "Cash Consideration" and, such tender offer, the "Tender Offer"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into Engle (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Engle Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Engle concerning the business, operations and prospects of Engle. We examined certain publicly available business and financial information relating to Engle as well as certain financial forecasts and other information and data for Engle which were provided to or otherwise discussed with us by the management of Engle. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Engle Common Stock; the historical and projected earnings and other operating data of Engle; and the capitalization and financial condition of Engle. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Engle. In connection with our engagement, we were requested to approach, and we held discussions with, certain third parties to solicit indications of interest in the possible acquisition of Engle. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Engle that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Engle as to the future financial performance of Engle. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Engle nor have we made any physical inspection of the properties or assets of Engle. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Engle or the effect of any other transaction in which Engle might engage. Our opinion is necessarily based upon information

The Board of Directors
Engle Homes, Inc.
October 12, 2000
Page 2

available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to Engle in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. We have in the past provided investment banking services to Engle unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Engle and Technical Olympic for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Engle, Technical Olympic and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Engle in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Engle Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Engle Common Stock (other than Technical Olympic and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.

                               INDEX TO EXHIBITS

      EXHIBIT
      NUMBER                                DESCRIPTION
-------------------
      *+(a)(1)      -- Offer to Purchase dated October 20, 2000.
      *+(a)(2)      -- Letter of Transmittal.
       *(a)(3)      -- Letter to shareholders of the Company dated October 20,
                       2000.
      ++(a)(4)      -- Joint Press Release issued by the Company and Technical
                       Olympic on October 12, 2000.
       +(a)(5)      -- Joint Press Release issued by the Company and Technical
                       Olympic on October 20, 2000.
       +(a)(5)      -- Form of Summary Advertisement dated October 20, 2000.
       +(e)(1)      -- Agreement and Plan of Merger, dated as of October 12,
                       2000, by and among the Company, Technical Olympic and the
                       Purchaser.
       +(e)(2)      -- Stock Voting and Tender Agreement, dated as of October
                       12, 2000, by and among the Purchaser, Technical Olympic
                       and certain shareholders of the Company.
    +++*(e)(3)      -- Opinion of Salomon Smith Barney Inc. dated October 12,
                       2000.
       +(e)(4)      -- Employment Agreement, dated as of October 12, 2000,
                       between the Company and Alec Engelstein (including a
                       Non-Competition Agreement in the form attached as Exhibit
                       A).
       +(e)(5)      -- Employment Agreement, dated as of October 12, 2000,
                       between the Company and Harry Engelstein.
       +(e)(6)      -- Employment Agreement, dated as of October 12, 2000,
                       between the Company and John A. Kraynick.
       +(e)(7)      -- Employment Agreement, dated as of October 12, 2000,
                       between the Company and Lawrence R. Shawe.
       +(e)(8)      -- Employment Agreement, dated as of October 12, 2000,
                       between the Company and David Shapiro.
       +(e)(9)      -- Employment Agreement, dated as of October 12, 2000,
                       between the Company and Paul M. Leikert.

---------------

  *   Included in materials delivered to shareholders of the Company.

  + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated October 20, 2000, and incorporated herein by reference.

 ++ Filed as an exhibit to the Company's Schedule 14D-9-C on October 12, 2000, and incorporated herein by reference.

+++   Included as Annex B to this Schedule 14D-9.